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                    July 18, 2023

       Frank Orzechowski
       Chief Financial Officer
       Sigma Additive Solutions, Inc.
       3900 Paseo del Sol
       Santa Fe, NM 87507

                                                        Re: Sigma Additive
Solutions, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-38015

       Dear Frank Orzechowski:

               We issued comments to you on the above captioned filing on June 27, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 1, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing